UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Spyre Therapeutics, Inc.

(Name of Issuer)

Common stock, par value $0.0001

(Title of Class of Securities)

00773J202

(CUSIP Number)

October 14, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773J 202		Page 2 of 5 Pages
1		NAMES OF REPORTING PERSONS:
Peter E. Deutsch
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 3,550,276
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 3,550,276
	8	SHARED DISPOSITIVE POWER: 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,550,276
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.99%, based on 50,783,384 shares of common stock, par value $0.0001 per share, outstanding as of June 30, 2024, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 7, 2024.

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

Page 3 of 5 Pages

Item 1(a)	Name of Issuer:
Spyre Therapeutics, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts 02453
Item 2(a)	Name of Person Filing:
Peter E. Deutsch
Item 2(b)	Address of Principal Business Office or, if none, Residence:
25 East Pointe Lane, Old Greenwich, CT 06870.
Item 2(c)	Citizenship:
United States of America
Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.0001
Item 2(e)	CUSIP Number:
00773J202
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 4 of 5 Pages

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for such Reporting Person.

The percentage set forth in Row 11 of this Schedule 13G is calculated based on 50,783,384 shares of common stock, par value $0.0001 per share, outstanding as of June 30, 2024, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 7, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2024

Peter E. Deutsch
By:	/s/ Peter E. Deutsch
Name:	Peter E. Deutsch